UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022 (Report No. 8)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

NLS Pharmaceutics Ltd., or the Registrant, believes that, after taking into account the proceeds from the Registrant’s private placement financing which closed on December 13, 2022, and based on interim financial data available to the Registrant, the Registrant’s total shareholders’ equity as of December 22, 2022 exceeded $2.5 million.

On December 22, 2022, the Registrant issued a press release which includes a letter from its Chief Executive Officer, Mr. Alexander Zwyer. A copy of the press release is furnished herewith as Exhibit 99.1.

This report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-268690 and 333-262489), filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release dated December 22, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: December 22, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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